Schedule 21.01


List of Subsidiaries Of Interactive Magic, Inc.


Name of Subsidiary                      Jurisdiction of Organization


iMagicOnline Corporation                North Carolina

Interactive Magic Ltd.                  United Kingdom

Interactive Magic GmbH                  Germany